

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 24, 2018

<u>Via E-mail</u>
James W. Korth
Chief Executive Officer
Korth Direct Mortgage, LLC
2937 SW 27th Avenue, Suite 307
Miami, FL 33133

> **Re: Korth Direct Mortgage, LLC**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 19, 2018**
> **File No. 333-223135**

Dear Mr. Korth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2018 letter.

<u>Summary of the Terms of the CM Loan, page 20</u>

1. Please revise to clarify, if true, that the credit score of the principal is the FICO score.

<u>Financial Condition for the Year Ended December 31, 2017, page 38</u>

2. We note your response to comment 8 and your revised disclosure. Please revise your MD&A presentation to provide additional information about the borrower-provided financial statements for the properties underlying your outstanding loans to give a better understanding of what the information provided represents. Your revised disclosure should include the basis of accounting used in the financial statements, e.g., GAAP basis, tax basis, etc., and a discussion of the procedures you undergo to ensure the information provided by the borrowers is accurate. Please also address any significant changes which may be relevant to the creditworthiness of the borrower since the time the loan was

James W. Korth
Korth Direct Mortgage, LLC
April 24, 2018
Page 2

made.

3. Please provide a discussion of how you analyzed the borrower-provided information as it relates to the creditworthiness of the borrowers and their ability to repay the outstanding loans. Specifically, for loan KDM 2017-002, please address the significant loss incurred by the borrower during 2017, and disclose how you were able to get comfortable with the borrower's ability to repay the loan.

Exhibits

4. Please update the legal opinion to reflect the size of the offering. To the extent you are incorporating exhibits by reference, please revise to reference the filing from which the exhibit is being incorporated.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Holly MacDonald-Korth